**SECURITIES AND EXCHANGE COMMISSION**

Washington, D.C. 20549

# FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER**

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month of June, 2002

**TESMA INTERNATIONAL INC.**

1000 Tesma Way, Concord, Ontario L4K 5R8



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.



Form 20-F ____ Form 40-F XX

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No XX

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

TESMA INTERNATIONAL INC. (Registrant)

By: ______________________
Stefan T. Proniuk
Vice-President, Secretary and General Counsel

Date: June 17, 2002.

CR6H

## EXHIBITS

| | |
|---|---|
| Exhibit 1 | The Fiscal 2002 Third Quarter Report to Shareholders of the Registrant, including its unaudited consolidated financial statements for the three and nine month periods ended April 30, 2002 and Management's Discussion and Analysis of results of operations and financial condition for the three quarters ended April 30, 2002. |



Exhibit 1


302.1
282.3
313.3
304.5
316.9
317.7
359.6
Q1 FY01
Q2 FY01
Q3 FY01
Q4 FY01
Q1 FY02
Q2 FY02
Q3 FY02

**Sales ($M)**


22.8
17.8
22.6
25.6
22.0
14.4
24.9
Q1 FY01
Q2 FY01
Q3 FY01
Q4 FY01
Q1 FY02
Q2 FY02
Q3 FY02

**Net Income ($M)**


44
49
49
50
51
57
55
Q1 FY01
Q2 FY01
Q3 FY01
Q4 FY01
Q1 FY02
Q2 FY02
Q3 FY02

**N.A. Content Per Vehicle (including Mexico) ($)**


0.77
0.60
0.77
0.86
0.75
0.49
0.84
Q1 FY01
Q2 FY01
Q3 FY01
Q4 FY01
Q1 FY02
Q2 FY02
Q3 FY02

**Diluted EPS ($)**

Dear Shareholders:

We are pleased to present our results for the third quarter and nine months year-to-date ended April 30, 2002.

*Financial Highlights*

- Consolidated results represent the 27th consecutive quarter (on a comparative year-over-year basis) of record sales since going public in 1995.
- Third quarter sales rose 15% to $359.6 million compared to $313.3 million for the third quarter of fiscal 2001 and increased 11% to $994.2 million for the nine month period, compared with $897.7 million in the prior year.
- North American vehicle production volumes increased 7% for the quarter, while European vehicle production volumes decreased 3% in the quarter from the third quarter of last year.
- Content per vehicle increased 12% in both North America and Europe to $55.16 and €14.50, respectively, compared to the third quarter of fiscal 2001.
- Income before income taxes for the quarter increased 10% to $38.1 million from $34.5 million in 2001, but decreased 4% for the nine month period to $94.5 million from $98.6 million in the comparable period in fiscal 2001.
- Net income in the third quarter increased 10% to $24.9 million compared to $22.6 million in the prior year, but for the year decreased to $61.4 million from $63.2 million a year ago.
- Diluted earnings per share for the quarter increased 9% to $0.84 compared to $0.77 in the third quarter of fiscal 2001, but decreased 3% for the nine month period to $2.07 from $2.14 a year ago.
- Cash provided by operating activities for the quarter increased 54% to $48.1 million from $31.2 million in the third quarter of last year and for the nine months year-to-date increased 72% from $50.7 million to $87.1 million.

As previously announced on May 6, 2002, I have stepped down from my role as President of Tesma, but as Vice Chairman and CEO will continue to work with management and the Board of Directors on strategic issues affecting Tesma's future. I have enjoyed my last seven years at Tesma providing my guidance and vision and I am very proud of the Company's successful growth record. I have turned the day-to-day management of the Company over to Tony Dobranowski, who I am confident will lead Tesma to a bigger and brighter future. Tony will continue to work closely with the management team, including Pat Cerullo, Paul Manners, Steve Proniuk and Jim Moulds, to enhance shareholder value through increased sales and profitability.

Additional financial and operating highlights are outlined in the attached Management's Discussion and Analysis of Results of Operations and Financial Position for the quarter and nine month period ended April 30, 2002.



Manfred Gingl
Vice Chairman and CEO

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION FOR THE THREE QUARTERS ENDED APRIL 30, 2002

Tesma International Inc. (Tesma or the Company) designs, engineers, tests and manufactures technologically-advanced powertrain (engine, transmission and fuel) components, modules and systems for the global automotive industry. Employing over 4,600 skilled and motivated people in 22 manufacturing and 2 research facilities located in North America, Europe and Asia, Tesma is leveraging its leading-edge technology, high-quality products and strong customer relationships to generate industry-leading sales growth and superior financial performance.

The following interim management's discussion and analysis of the consolidated operating results and financial position of Tesma for the three and nine months ended April 30, 2002 and 2001 should be read in conjunction with the accompanying consolidated financial statements and notes thereto and with the audited consolidated annual financial statements and notes for the year ended July 31, 2001 and management's discussion and analysis in Tesma's 2001 Annual Report.

*Overview*

To maintain its track record of strong growth and financial performance, Tesma will expand its production of modules and systems by focusing on value added, highly engineered and proprietary products, continue to innovate through advanced R&D programs, build on its strong customer relationships and pursue international growth opportunities through strategic acquisitions, internal growth and production efficiencies.

During the first nine months of fiscal 2002, we have been very successful in the pursuit of our business strategy and have added a significant amount of new business to our order backlog, including our fourth front cover module program, our first North American fuel tank assembly contract and new supply arrangements with Honda, Nissan, Fiat and our other major customers. In addition, during the third quarter, we were proud of our new product awards including a transmission oil pump for Hyundai, who we view as a strategic customer for the future, an engine oil pump for Ford's 4 cylinder application and significant complex stamping business related to Ford's new 6-speed automatic transmission that utilizes our unique die forming technology.

*Vehicle Volumes*

North American vehicle production volumes for the quarter were 4.4 million units, a 7% increase over the prior year and for the first nine months of fiscal 2002 were 12.3 million units, down 2% from the prior year. In the quarter, momentum generated earlier in the year by attractive financing rates initiated by the "Big Three" OEMs continued and resulted in strong volumes for the quarter. The European market however, continued to experience declines as vehicle production for the quarter was down 3% to 4.3 million units from 4.5 million units in the comparable period last year and year-to-date was 11.8 million units, down 5% from the prior year.

*Results of Operations*

Sales

Third quarter consolidated sales increased by 15% to $359.6 million from $313.3 million in the third quarter a year ago. Sales for the nine month period totaled $994.2 million, an increase of 11% over the $897.7 million for the comparable period in fiscal 2001.

In North America, Tesma operates 15 manufacturing facilities (13 in Canada and 2 in the U.S.) employing 3,300 employees. For the quarter, the Company's North American operations reported sales of $289.2 million, up from $248.0 million in the prior year and for the first nine months, sales were up 12% to $795.5 million. The sales increase in the quarter was fueled by the 7% increase in North American production volumes and, more specifically, reflects the increased volumes on the Vortec 4200 engine used in the GM SUV family, increased volumes and content on the GM

L850 engine (including the recently launched SUV for Saturn) and Line 6 engine programs, Ford's Modular V8 engine program and significant volume increases on various water management programs. In addition, the sales increase reflects the launch of our first North American fuel filler tube assembly for the Saturn VUE, higher volumes on the GM 1/2 accumulator cover and stator shaft program, increased volumes on certain tensioner and alternator decoupler programs, increased exports to Europe and a stronger U.S. dollar, offset by givebacks to various OEM customers and a lower realized exchange rate on Euro denominated sales.

Tesma's 5 European operations, located in Germany and Austria, employ 1,100 employees. During the third quarter, sales from the European operations increased by 5% to $63.1 million from $60.0 million a year ago, despite the 3% decline in vehicle production volumes. Much of the growth in the quarter is attributable to higher engineering, prototype and tooling sales for upcoming fuel tank production launches for the VW Group and Volvo, as well as new launches of engine and drivetrain programs and fuel components and accessories. Offsetting these increases was a weakening of the Euro relative to the Canadian dollar in the quarter which caused translated sales to decrease compared to the same period a year ago. For the first nine months of fiscal 2002, sales were up 10% to $178.6 million compared to $162.9 million in the same period of fiscal 2001.

Tesma's 2 Asian manufacturing facilities in South Korea employ 200 people. For the quarter, sales were up 41% to $11.7 million from $8.3 million a year ago primarily due to higher North American production volumes, in particular on the volumes of the Ford FN oil pump used in the Focus and CW170 programs and the continued ramp up of the new products for GM and the VW Group in Europe that were launched late in fiscal 2001. For the first nine months of fiscal 2002, sales decreased 3% to $31.3 million versus $32.3 million a year earlier.

Tooling and other sales (which are included in sales for the various segments) for the quarter decreased to $18.5 million compared to $19.8 million a year ago and for the nine months decreased by 6% or $3.0 million to $47.4 million.

For the quarter, the net impact of fluctuations in foreign currencies in which Tesma transacts a significant portion of its business was minimal, as a decrease in value of the Euro was completely offset by a strengthening in value of the U.S. dollar and Korean Won relative to the Canadian dollar. On a year-to-date basis however, the strengthening of the Euro and U.S. dollar, offset partially by the decrease in the value of the Korean Won all relative to the Canadian dollar, resulted in sales increasing by approximately $6.2 million or 1% (compared to a 2% decrease in the first nine months of fiscal 2001). This increase, which also affects all other items on the statement of income (but not to the same extent as sales), occurs primarily on the translation of self-sustaining foreign subsidiaries at higher average exchange rates in the fiscal 2002 period versus the same period in fiscal 2001.

Tesma's sales continue to grow in all geographic regions, reflecting our product diversity and vehicle platform independence. Continued program launches and higher North American production volumes, in particular on some key engine and transmission programs and at our largest customer, caused our sales to North American customers, our most significant market, to increase by 19% to $252.5 million for the quarter from $213.0 million in the same period a year ago, representing 70% of our consolidated sales (68% in fiscal 2001). This sales increase resulted in Tesma's North American content per vehicle to increase by 12% to $55.16 for the quarter from $49.14 a year ago. For the nine month period, sales to our North American customers increased to $693.7 million (70% of consolidated sales) from $621.8 million (69% of consolidated sales) and our content per vehicle increased 15% to $54.39 from $47.29.

Sales to our European-based customers increased in the quarter by 5% to $94.2 million (26% of consolidated sales) compared to $87.4 million (28% of consolidated sales) in the third quarter of 2001, as a result of higher tooling sales and new product launches, that were offset by a weaker Euro and a 3% decline in European production volumes. Sales to European-based customers for the nine month period grew to $262.4 million from $239.2 million in the comparable period for fiscal 2001, representing 26% of Tesma's consolidated sales (27% in fiscal 2001). Our European content per vehicle (presented in Euro to exclude the impact of foreign exchange fluctuations) increased in the quarter by approximately 12% to €14.50 compared to €12.94 for the same period a year ago and for the nine month period was up 11% to €14.42 from €12.99.

For the quarter, sales to Asia-Pacific customers grew to $7.4 million (2% of consolidated sales) compared to $7.2 million (2% of consolidated sales) a year ago. For the nine month period, sales to Asia-Pacific customers increased 9% to $24.9 million in fiscal 2002 from $22.9 million for the same period in fiscal 2001, representing approximately 3% of Tesma's consolidated sales (3% of consolidated sales in the prior year). The market in South America continues to face a difficult economic climate and our sales to this region in the quarter declined by 4% from $5.7 million to $5.5 million (representing 2% of consolidated sales in both years). For the first nine months, sales to South America declined by 4% to $13.2 million, accounting for approximately 1% of Tesma's consolidated sales (1% of consolidated sales in the prior year).

Sales to our four largest worldwide customers: GM, Ford, DaimlerChrysler and the Volkswagen Group were 77% of total sales in the quarter (76% in fiscal 2001) and 76% of our total year-to-date sales, consistent with the comparable nine month period in fiscal 2001. Our sales to GM's global operations, our largest customer group, increased to 42% of our consolidated sales in the quarter (42% year-to-date) from 39% (39% year-to-date) in the same period a year ago, primarily due to their extremely strong production volumes which were 19% higher than in the prior year. While no single product sold to any customer accounted for more than 10% of Tesma's consolidated sales in fiscal 2002 or 2001, our largest engine or transmission dependence continues to be on the GM Gen III engine program.

Gross Margin

Gross margin as a percentage of sales decreased slightly in the quarter to 22.2% from 22.4% in the comparable quarter a year ago and decreased by 1.1% in the first nine months of fiscal 2002 to 21.8% compared to 22.9% a year earlier.

For the quarter, the increase in North American production volumes and improvements at our North American die casting facility compared to the prior year (when significant operating and production issues existed), were more than offset by the continued decline in European production volumes, customer pricing concessions, higher operating, development and engineering costs at our North American and European fuel divisions that are preparing for upcoming fuel tank and filler pipe program launches and lower margins on our tooling and prototype sales versus the prior year.

For the nine month period, the impact of the positive improvements at our North American die casting facility were more significantly offset by production volume declines in both North America and Europe, higher group engineering and development costs, annual wage increases implemented at the beginning of our fiscal year and the continued losses at our German die casting facility. This resulted in our gross margin decreasing more significantly in the nine month period than it did in the quarter when compared to prior periods.

Income Before Income Taxes

Income before income taxes increased 10% to $38.1 million for the third quarter from $34.5 million in the prior year, but declined for the nine month period to $94.5 million from $98.6 million in the comparable period of fiscal 2001.

The effect of the $9.5 million and $10.4 million increase in the third quarter and nine month year-to-date gross margins, respectively, were more than offset by higher selling, general and administrative (S, G & A) costs, increased depreciation charges, affiliation fees and financing costs.

S, G & A costs for the quarter, increased to $20.6 million (5.7% of consolidated sales) from $18.4 million (5.9% of consolidated sales) for the third quarter of fiscal 2001. The increase in S, G & A costs in the quarter is due to higher incentive based compensation amounts, additional personnel added to further develop our Group structure and to support operations with new and upcoming program launches, lower foreign exchange gains in the current year and the inclusion of a higher percentage of the S, G & A costs at our STT joint venture due to our increased ownership interest effective December 31, 2001 (see Note 3 of the interim consolidated financial statements). For the first nine months,
S, G & A costs were $61.5 million (6.2% of consolidated sales) compared to $57.3 million (6.4% of consolidated sales) last year, as $1.1 million of transaction costs pertaining to the abandoned merger between Tesma and Magna Steyr recorded earlier this year, higher severance costs and additional personnel added to further develop our Group

structure and support operations with new program launches, were only partially offset by a net recovery booked in the first quarter for amounts received from a customer that had previously been written off.

Depreciation and amortization expense for the quarter was $15.3 million compared to $13.1 million a year ago and for the first nine months of fiscal 2002 increased 14% to $43.8 million from $38.3 million a year ago. The Company did not record any amortization of existing goodwill during the first nine months ($1.3 million recorded in the same period a year ago), as the new non-amortization rules for goodwill under both Canadian and U.S. GAAP were adopted prospectively by the Company on August 1, 2001. The absolute increase in the year-to-date depreciation charges was the result of our continuing investment in capital assets - primarily new equipment and facilities. Thus far, capital expenditures for fiscal 2002 total $101.7 million, net of disposals, representing a significant increase over the $70.4 million spent in the same nine month period a year ago. These capital expenditures (see discussion under Investing Activities), will result in higher depreciation charges for the future.

Net interest expense increased for the quarter to $1.1 million from $0.5 million last year and during the first nine months of the year increased to $2.9 million from $0.9 million for the comparable period in fiscal 2001. The increase in net interest expense for the quarter and nine months year-to-date resulted primarily from lower levels of cash available for investment in short-term interest-earning investments.

Due to the higher level of sales and the increase in the charge for specific services provided, Tesma's affiliation fees and other charges paid to Magna International Inc. (Magna) for the quarter increased to $4.6 million compared to $3.8 million a year ago and for the first nine months increased 26% to $13.7 million from $10.9 million for the same period in fiscal 2001 (see Note 6 of the interim consolidated financial statements). Contributing to the year-to-date increase was the cost reimbursement of $1.3 million recorded in our second quarter for various specific services furnished by Magna during calendar 2001.

Fueled by the higher sales levels, income before income taxes at Tesma's North American operations for the quarter increased by 13% to $33.0 million from $29.3 million a year ago, representing 87% and 85% of consolidated income before income taxes, respectively. For the nine month period, income before income taxes increased 2% to $84.1 million or 89% of consolidated income before income taxes, compared to $82.5 million or 84% for the same period in fiscal 2001, despite the $2.4 million of transaction costs and specific charges, offset somewhat by the non-amortization of goodwill in the current year. Income before income taxes at Tesma's European operations for the quarter were down from $5.6 million last year to $4.5 million this year, representing 16% and 12% of consolidated income before income taxes, respectively, and fell 32% in the first nine months of fiscal 2002 contributing $9.9 million or 10% of the consolidated total, compared to $14.5 million or 15% a year ago. In both the quarter and nine months year-to-date, launch costs and continued losses at our die casting facility negatively impacted earnings. Income before income taxes for the Asia-Pacific and South American operations (which include our engineering and marketing offices in Brazil, Japan and Korea) was $0.6 million in the quarter compared to a $0.4 million loss for the same period a year ago, as sales volumes, in particular increased exports to the U.S. and Europe, increased profitability. For the nine month period, these operations generated income before taxes of $0.5 million compared to $1.6 million for the same period a year ago, as lower sales, higher research and development costs on several new programs and an increase in marketing costs negatively impacted results. These operations contributed approximately 1% to our consolidated income before income taxes in all these periods except for the third quarter of last year where they decreased consolidated results by approximately 1%.

Income Taxes

Tesma's effective income tax rate for the quarter of 34.6% was relatively consistent with the prior year's rate of 34.4% and for the first nine months of fiscal 2002 was 35.0% compared to 35.9% a year ago. The effective tax rate for the year declined due to the reduction in the Canadian statutory income tax rate from 34.7% to 34.0%, the reduction in the German income tax rate upon the elimination of the tiered tax system in Germany effective for years commencing after December 31, 2000, the absence of non-deductible goodwill in the current year and tax rate changes in both Germany and South Korea which resulted in reductions to future tax liabilities. For the quarter, all of the positives were offset by higher losses at one of our foreign operations and one of our North American joint ventures that have not been tax effected.

Net Income

Tesma's net income attributable to Class A Subordinate Voting Shares and Class B Shares for the quarter increased 10% to $24.9 million compared to $22.6 million in the third quarter of fiscal 2001, but decreased 3% to $61.4 million for the nine month period compared to $63.2 million for the same period in fiscal 2001.

Earnings Per Share

On a diluted basis, earnings per Class A Subordinate Voting Share or Class B Share for the third quarter increased 9% to $0.84 from $0.77 in the same period in fiscal 2001 and for the nine month period were $2.07 compared to $2.14 in the previous year. The changes compared to the prior year periods are primarily related to the changes in net income for these periods. The average number of diluted shares outstanding for the first nine months increased slightly from 29.5 million to 29.7 million, as the higher average trading value of Tesma's Class A Subordinate Voting Shares during the current fiscal year resulted in increased dilution by existing options and those issued in the fourth quarter of fiscal 2001.

For the quarter, basic earnings per Class A Subordinate Voting Share or Class B Share increased 10% to $0.85 from $0.77 a year ago and for the nine month period decreased to $2.09 from $2.16 a year ago, again primarily due to the changes in net income for these periods. The weighted average number of basic shares outstanding increased slightly due to the exercise of stock options over the past 12 months.

Financial Condition, Liquidity and Capital Resources

Cash balances at April 30, 2002, net of bank indebtedness, were $19.4 million compared to $51.0 million at July 31, 2001 and $2.8 million at the end of our second quarter. The increase in cash balances by $16.6 million in the quarter is due to cash provided from operating activities, offset by continued investments in capital assets, the payment of dividends and the scheduled repayments of long-term debt. The decrease in the net cash balances by $31.6 million since July 31, 2001 was a result of investing cash in non-cash working capital, capital expenditures, the repayment of debt and the payment of dividends, offset by cash generated by operations.

Operating Activities

Cash provided from operations, before the effect of changes in non-cash working capital, for the quarter increased from $34.5 million to $41.8 million and increased from $101.1 million to $108.4 million for the first nine months of fiscal 2002. The amount of cash provided by non-cash working capital in the quarter was $6.4 million compared to $3.3 million invested in non-cash working capital in the same period a year ago. The improvement in the quarter is due primarily to the receipt of tax refunds and refundable withholding taxes totalling $4.9 million by one of our German subsidiaries and higher levels of accounts payable and accrued liabilities only partially offset by an increase in inventory. As a result, cash provided by operating activities increased to $48.1 million for the quarter and $87.1 million for the nine month period compared to $31.2 million and $50.7 million, respectively, for the same periods in fiscal 2001.

Investing Activities

Investment spending, net of proceeds from dispositions, increased slightly for the quarter to $26.3 million from $24.9 million a year ago. For the first nine months of 2002, investment spending increased to $103.5 million, compared to $71.4 million for the same period a year ago. For the quarter, cash spent on capital assets increased to $26.2 million from $25.0 million and for the year increased to $102.9 million from $70.7 million last year. The increase in capital spending year-to-date included the payment of approximately $25.7 million for construction of a new manufacturing facility in our Transmission Technologies Group, ongoing and completed expansions at five of our other manufacturing facilities and our new corporate office, with the balance of $77.2 million used mainly for the purchase of manufacturing and assembly line equipment to support new production programs and upcoming launches.

Assets purchased for North American operations accounted for 76% of the total capital spending year-to-date, compared to 84% in fiscal 2001; 22% was for Tesma's European operations compared to 15% a year ago; and 2% was for Asia-Pacific compared to 1% in the prior year.

Financing Activities

In the quarter, funds provided through operating lines of credit were $3.6 million. Funds used to repay advances on operating lines of credit during the first nine months of fiscal 2002 were $9.1 million. In the prior year, the Company had drawn an additional $5.2 million in the quarter and $7.7 million in the first nine months of the year.

Scheduled debt repayments of $0.7 million were made during the quarter, consistent with $0.7 million in the same period a year ago. The prior year quarter also included $3.2 million of early repayments on long-term debt by our South Korean subsidiary. For the first nine months, scheduled debt repayments (excluding the $3.2 million early payment in the prior year) were $3.5 million in fiscal 2002 and $5.0 million last year.

The quarterly dividend rate was $0.16 per Class A Subordinate Voting Share and Class B Share for the three quarters in fiscal 2002 and the comparative three quarters in fiscal 2001. The resulting dividends paid in fiscal 2002 of $4.7 million for the quarter and $14.1 million for the year are consistent with amounts paid in the same periods a year ago.

The issuance of Tesma's Class A Subordinate Voting Shares and resulting proceeds received in the current year and the prior years are directly the result of periodic exercises of stock options during the periods.

Tesma's financial position remained strong at the end of the third quarter of fiscal 2002. Our asset base increased by 12% to $850.3 million, compared to $758.3 million a year ago and our ratio of long-term debt to total capitalization declined to 0.13:1 from 0.15:1 as at July 31, 2001. Our return on funds employed was 27.5% in the quarter which was a significant improvement over the 20.6% for the first six months of the year.

*Outlook*

During the most recent quarter, North American OEMs increased production by an average of 7% over the prior year which is the second consecutive quarter of volume growth compared to declines experienced in the previous four quarters. The growth, however, was not uniform as the results varied considerably amongst the individual OEMs. Although much of the production increase earlier in the year was fueled by aggressive incentive campaigns implemented by the "Big Three", inventory levels, especially at GM and Ford, remain well below prior year levels. We anticipate that fourth quarter production will remain steady at approximately 4.0 million units, up 4% over the same period a year ago and, based on industry forecasts, we expect GM, our largest customer, to experience production volume growth in the range of 10%. In Europe, production volumes continued to decline compared to the record highs of the prior year and we expect this trend to continue into our fourth quarter with volumes declining between 5% and 10%. Given these forecasts, it is expected that this will result in an overall growth rate in Tesma's sales of approximately 8% to 10% for fiscal 2002. Tesma continues to show strong top line growth and increases in content per vehicle, as we continue to execute our modular products strategy. We are encouraged by ongoing improvements achieved at one of our operating divisions that has been plagued by continued operating issues, and we will continue to focus our attention on achieving further improvements at that division and across our entire organization. As well, we are closely monitoring the progress of some significant new programs which will launch in the coming months with the objective of continuing to meet and exceed the expectations of our customers.

*Contingencies*

From time to time, the Company may be contingently liable for litigation and other claims. Refer to note 18 of the Company's audited consolidated annual financial statements for the year ended July 31, 2001, as contained in the Company's 2001 Annual Report.

*Other Developments*

STT Acquisition

As reported in our second quarter, effective December 31, 2001, the Company acquired an additional 30% interest in STT Technologies Inc. (STT) for nominal cash consideration, increasing the Company's ownership to 75%. Goodwill of $0.6 million was recorded on the transaction. Pursuant to agreements executed on the purchase, the only other remaining shareholder has the option to purchase an additional 25% equity ownership interest in STT from the Company at any time prior to August 1, 2004 at a formula price. While the option is outstanding, the Company and the other remaining shareholder each retain the right to nominate one of the two directors composing the STT board of directors. The impact of the Company's ownership increase on the current fiscal year results was to increase sales in the quarter by $3.0 million ($3.6 million year-to-date), but reduce net income by approximately $0.3 million in the quarter ($0.4 million year-to-date).

Abandoned Merger with Magna Steyr

Due to the previously announced abandonment of the proposed merger of Tesma and the Magna Steyr Group, costs totalling $1.1 million (net of a $2.0 million recovery from Magna pursuant to the merger agreement between Tesma and Magna) that had been incurred specifically for the merger transaction were expensed by the Company in the second quarter as part of S, G & A costs.

*Risks and Uncertainties*

This Management's Discussion and Analysis (and other information contained in this Report to Shareholders) may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions, uncertainties and other factors which may cause actual results or anticipated events to differ materially from those expressed or implied herein. These factors include, but are not limited to: Tesma's operating and/or financial performance; changes in the various economies in which Tesma operates; Tesma's relationship with Magna; fluctuations in interest rates; environmental emission and safety regulations; fuel prices; the extent of OEM outsourcing; industry cyclicality (including reductions or increases in production volumes); trade and labour disruptions; customer pricing pressures, price concessions and cost absorptions; warranty, recall and product liability claims; delays in program launches; Tesma's dependence on certain engine and transmission programs; Tesma's relationships with and dependence on certain customers; currency exposure; technological developments by Tesma's competitors; governmental, environmental and regulatory policies; changes in the competitive environment in which Tesma operates; and other factors as set out in Tesma's Annual Information Form and Form 40-F for its fiscal year ended July 31, 2001, and subsequent public filings. Tesma disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.

TESMA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(Canadian dollars in thousands)

| | As at April 30, 2002 (unaudited) | As at July 31, 2001 (audited) |
|---|---|---|
| ASSETS | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 56,135 | $ 95,703 |
| Accounts receivable (Note 6) | 219,630 | 172,803 |
| Inventories | 108,291 | 93,735 |
| Future tax assets | 6,500 | 9,570 |
| Prepaid expenses and other | 13,150 | 11,091 |
| | 403,706 | 382,902 |
| Capital assets (Note 6) | 417,800 | 349,008 |
| Goodwill (Notes 2(a) and 3) | 20,914 | 19,231 |
| Other assets | 7,839 | 7,199 |
| | $850,259 | $758,340 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| Current Liabilities: | | |
| Bank indebtedness | $ 36,746 | $ 44,706 |
| Accounts payable (Note 6) | 109,552 | 86,581 |
| Accrued salaries and wages | 36,971 | 35,868 |
| Other accrued liabilities | 48,269 | 30,178 |
| Income taxes payable | 12,710 | 11,019 |
| Long-term debt due within one year | 3,955 | 4,342 |
| | 248,203 | 212,694 |
| Long-term debt | 75,705 | 77,221 |
| Future tax liabilities | 36,667 | 34,200 |
| SHAREHOLDERS' EQUITY | | |
| Class A Subordinate Voting Shares (Note 5) (authorized: unlimited, issued: 15,194,379; July 31, 2001 – 15,042,379) | 189,416 | 187,643 |
| Class B Shares (Note 5) (authorized: unlimited, issued: 14,223,900; July 31, 2001 – 14,223,900) | 2,583 | 2,583 |
| Retained earnings | 299,741 | 252,435 |
| Currency translation adjustment | (2,056) | (8,436) |
| | 489,684 | 434,225 |
| | $850,259 | $758,340 |

*See accompanying notes*

TESMA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(Canadian dollars in thousands, except share and per share figures)
(Unaudited)

| | THREE MONTHS ENDED April 30 | | NINE MONTHS ENDED April 30 | |
|---|---|---|---|---|
| | 2002 | 2001 (restated – Note 2 (c)) | 2002 | 2001 (restated – Note 2 (c)) |
| Sales (Note 6) | $359,607 | $313,265 | $994,241 | $897,664 |
| Cost of goods sold (Note 6) | 279,887 | 243,009 | 777,853 | 691,709 |
| Selling, general and administrative (Note 6) | 20,569 | 18,368 | 61,511 | 57,337 |
| Depreciation and amortization (Note 2 (a)) | 15,300 | 13,078 | 43,840 | 38,259 |
| Affiliation fees and other charges (Note 6) | 4,642 | 3,814 | 13,685 | 10,924 |
| Interest, net (Note 6) | 1,125 | 507 | 2,856 | 874 |
| Income before income taxes | 38,084 | 34,489 | 94,496 | 98,561 |
| Income taxes | 13,169 | 11,873 | 33,113 | 35,384 |
| Net income for the period attributable to Class A Subordinate Voting Shares and Class B Shares | 24,915 | 22,616 | 61,383 | 63,177 |
| Retained earnings, beginning of period | 279,532 | 213,408 | 252,435 | 186,554 |
| Dividends on Class A Subordinate Voting Shares and Class B Shares | (4,706) | (4,679) | (14,077) | (14,024) |
| Cumulative adjustment for change in accounting policy (Note 2 (b)) | - | - | - | (3,945) |
| Surrender of stock options | - | - | - | (417) |
| Retained earnings, end of period | $299,741 | $231,345 | $299,741 | $231,345 |
| Earnings per Class A Subordinate Voting Share or Class B Share (Note 2 (c)) | | | | |
| Basic | $0.85 | $0.77 | $2.09 | $2.16 |
| Diluted | $0.84 | $0.77 | $2.07 | $2.14 |
| Average number of Class A Subordinate Voting Shares and Class B Shares outstanding (in millions) (Note 2 (c)) | | | | |
| Basic | 29.4 | 29.2 | 29.3 | 29.2 |
| Diluted | 29.8 | 29.5 | 29.7 | 29.5 |

*See accompanying notes*

TESMA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Canadian dollars in thousands)
(Unaudited)

| | THREE MONTHS ENDED April 30 | | NINE MONTHS ENDED April 30 | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| CASH PROVIDED FROM (USED FOR): | | | | |
| OPERATING ACTIVITIES | | | | |
| Net income | $24,915 | $22,616 | $61,383 | $63,177 |
| Items not involving current cash flows | 16,834 | 11,840 | 47,029 | 37,878 |
| | 41,749 | 34,456 | 108,412 | 101,055 |
| Changes in non-cash working capital | 6,362 | (3,239) | (21,325) | (50,355) |
| | 48,111 | 31,217 | 87,087 | 50,700 |
| INVESTING ACTIVITIES | | | | |
| Capital asset additions (Note 6) | (26,160) | (25,035) | (102,878) | (70,716) |
| Increased investment in subsidiaries | - | 128 | (801) | (800) |
| Increase in other assets | (568) | (184) | (1,620) | (194) |
| Proceeds from disposition of capital and other assets | 461 | 210 | 1,215 | 343 |
| Cash and cash equivalents acquired on additional investment in subsidiary (Note 3) | - | - | 599 | - |
| | (26,267) | (24,881) | (103,485) | (71,367) |
| FINANCING ACTIVITIES | | | | |
| Increase (decrease) in bank indebtedness | 3,585 | 5,248 | (9,082) | 7,706 |
| Dividends on Class A Subordinate Voting Shares and Class B Shares | (4,706) | (4,680) | (14,077) | (14,024) |
| Issues of long-term debt | - | - | 124 | - |
| Repayments of long-term debt | (733) | (3,880) | (3,480) | (8,225) |
| Issuance of Class A Subordinate Voting Shares | 384 | 332 | 1,773 | 1,328 |
| Surrender of stock options | - | - | - | (417) |
| | (1,470) | (2,980) | (24,742) | (13,632) |
| Effect of exchange rate changes on cash and cash equivalents | 514 | (86) | 1,572 | 497 |
| Net increase (decrease) in cash and cash equivalents during the period | 20,888 | 3,270 | (39,568) | (33,802) |
| Cash and cash equivalents, beginning of period | 35,247 | 106,032 | 95,703 | 143,104 |
| Cash and cash equivalents, end of period | $56,135 | $109,302 | $56,135 | $109,302 |

*See accompanying notes*

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the Company's 2001 Annual Report, except as described in Note 2 (a).

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended July 31, 2001, as contained in the Company's 2001 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments which consist only of normal and recurring adjustments necessary to present fairly the financial position of the Company at April 30, 2002 and the results of operations and cash flows for the three month and nine month periods ended April 30, 2002 and 2001.

2. Accounting Changes

(a) Effective August 1, 2001, the Company adopted the Canadian Institute of Chartered Accountants new recommendations under Handbook Section 3062, "Goodwill and Other Intangible Assets" (CICA 3062). CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life. In accordance with CICA 3062, the Company has applied the recommendations prospectively, without restatement of any comparative periods.

Upon adoption of the new recommendations, the Company ceased recording amortization of existing goodwill and has evaluated the specific goodwill attributable to reporting segments for impairment, determining that no impairment charge is currently required. Under the new recommendations, net income for the three month comparative period ended April 30, 2001 would have been higher by approximately $0.4 million ($1.3 million for the nine months year-to-date) and basic and diluted earnings per Class A Subordinate Voting or Class B Share would have both been higher by $0.01 ($0.04 for the nine months year-to-date) in the prior year.

(b) In fiscal 2001, the Company adopted the Canadian Institute of Chartered Accountants new recommendations under Handbook Section 3465, "Income Taxes", for the accounting and disclosure of income taxes.

These recommendations were adopted without restating the financial statements of any prior periods and the cumulative adjustment as a result of adopting the recommendations was recorded as a decrease in retained earnings of $3.9 million and an increase in future tax liabilities of $3.9 million.

(c) In fiscal 2001, the Company adopted the Canadian Institute of Chartered Accountants new recommendations under Handbook Section 3500, "Earnings Per Share", for the presentation and disclosure of basic and diluted earnings per share. The Company adopted the new recommendations retroactively, and accordingly, the presentation in the consolidated financial statements of the Company for the comparative periods presented were restated.

The retroactive impact of adopting the new recommendations on the three and nine month periods ended April 30, 2001 was to increase diluted earnings per Class A Subordinate Voting Share or Class B Share by $0.03 and $0.05, respectively, and to reduce the average number of diluted Class A Subordinate Voting and Class B Shares outstanding by 1.1 million for both periods.

3. Business Acquisitions

Effective December 31, 2001, the Company completed the acquisition of an additional 30% interest in STT Technologies Inc. (STT) for nominal cash consideration, increasing the Company's ownership to 75%. Goodwill of $0.6 million was recorded on the transaction. Pursuant to agreements executed on the purchase, the only other remaining shareholder has the option to purchase an additional 25% equity ownership interest in STT from the Company at any time prior to August 1, 2004 at a formula price. While the option is outstanding, the Company and the remaining partner each retain the right to nominate one of the two directors composing the STT board of directors.

4. Segmented Information

The Company currently operates in one industry segment, the automotive powertrain business, designing and manufacturing parts and assemblies primarily for the automotive OEMs or their Tier 1 powertrain component manufacturers.

The Company operates internationally and its manufacturing facilities are arranged geographically to match the requirements of the Company's customers in each market. Each manufacturing facility has the capability to offer many different powertrain parts and assemblies as the technological processes employed can be used to make many different parts and assemblies. Additionally, specific marketing and distribution strategies are required in each geographic region. The Company currently operates in four geographic segments of which only two are reportable segments. The accounting policies for the segments are the same as those described in Note 1 to the July 31, 2001 consolidated financial statements and intersegment sales are accounted for at prices which approximate fair value.

Executive management assesses the performance of each segment based on income before income taxes as the management of income tax expense is centralized.

| Three months ended April 30, 2002 | North American Automotive | European Automotive | Other Automotive | Total |
|---|---|---|---|---|
| | | [Canadian dollars in thousands] | | |
| Total Sales | $ 289,173 | $ 63,115 | $ 11,739 | $ 364,027 |
| Intersegment sales | 3,862 | 558 | - | 4,420 |
| Sales to external customers | $ 285,311 | $ 62,557 | $ 11,739 | $ 359,607 |
| Depreciation and amortization (Note 2 (a)) | $ 11,425 | $ 2,766 | $ 1,109 | $ 15,300 |
| Interest, net | $ 409 | $ 291 | $ 425 | $ 1,125 |
| Income before income taxes | $ 33,029 | $ 4,449 | $ 606 | $ 38,084 |
| Capital assets, net (Note 6) | $ 300,723 | $ 81,877 | $ 35,200 | $ 417,800 |
| Capital asset additions (Note 6) | $ 16,429 | $ 9,600 | $ 131 | $ 26,160 |
| Goodwill, net (Note 2 (a)) | $ 19,553 | $ 1,361 | $ - | $ 20,914 |

| Three months ended April 30, 2001 | North American Automotive | European Automotive | Other Automotive | Total |
|---|---|---|---|---|
| | | [Canadian dollars in thousands] | | |
| Total Sales | $ 247,994 | $ 59,958 | $ 8,315 | $ 316,267 |
| Intersegment sales | 2,516 | 486 | - | 3,002 |
| Sales to external customers | $ 245,478 | $ 59,472 | $ 8,315 | $ 313,265 |
| Depreciation and amortization (Note 2 (a)) | $ 9,768 | $ 2,192 | $ 1,118 | $ 13,078 |
| Interest, net | $ 430 | $ (311) | $ 388 | $ 507 |
| Income before income taxes | $ 29,257 | $ 5,617 | $ (385) | $ 34,489 |
| Capital assets, net | $ 239,638 | $ 62,193 | $ 34,327 | $ 336,159 |
| Capital asset additions | $ 19,726 | $ 4,820 | $ 489 | $ 25,035 |
| Goodwill, net (Note 2 (a)) | $ 18,301 | $ 1,447 | $ - | $ 19,748 |

| Nine months ended April 30, 2002 | | North American Automotive | | European Automotive | | Other Automotive | | Total |
|---|---|---|---|---|---|---|---|---|
| | | | | [Canadian dollars in thousands] | | | | |
| Total Sales | $ | 795,480 | $ | 178,582 | $ | 31,290 | $ | 1,005,352 |
| Intersegment sales | | 9,358 | | 1,753 | | - | | 11,111 |
| Sales to external customers | $ | 786,122 | $ | 176,829 | $ | 31,290 | $ | 994,241 |
| Depreciation and amortization (Note 2 (a)) | $ | 32,790 | $ | 7,804 | $ | 3,246 | $ | 43,840 |
| Interest, net | $ | 1,207 | $ | 496 | $ | 1,153 | $ | 2,856 |
| Income before income taxes | $ | 84,115 | $ | 9,913 | $ | 468 | $ | 94,496 |
| Capital assets, net (Note 6) | $ | 300,723 | $ | 81,877 | $ | 35,200 | $ | 417,800 |
| Capital asset additions (Note 6) | $ | 78,546 | $ | 21,820 | $ | 2,512 | $ | 102,878 |
| Goodwill, net (Note 2 (a)) | $ | 19,553 | $ | 1,361 | $ | - | $ | 20,914 |

| Nine months ended April 30, 2001 | | North American Automotive | | European Automotive | | Other Automotive | | Total |
|---|---|---|---|---|---|---|---|---|
| | | | | [Canadian dollars in thousands] | | | | |
| Total Sales | $ | 710,268 | $ | 162,933 | $ | 32,319 | $ | $905,520 |
| Intersegment sales | | 6,106 | | 1,750 | | - | | 7,856 |
| Sales to external customers | $ | 704,162 | $ | 161,183 | $ | 32,319 | $ | 897,664 |
| Depreciation and amortization (Note 2 (a)) | $ | 28,403 | $ | 6,440 | $ | 3,416 | $ | 38,259 |
| Interest, net | $ | (87) | $ | (477) | $ | 1,438 | $ | 874 |
| Income before income taxes | $ | 82,479 | $ | 14,500 | $ | 1,582 | $ | 98,561 |
| Capital assets, net | $ | 239,638 | $ | 62,193 | $ | 34,328 | $ | 336,159 |
| Capital asset additions | $ | 59,128 | $ | 10,605 | $ | 983 | $ | 70,716 |
| Goodwill, net (Note 2 (a)) | $ | 18,301 | $ | 1,447 | $ | - | $ | 19,748 |

5. Capital Stock

Class and Series of Outstanding Securities

The Company's share structure has remained consistent with that in place as at July 31, 2001. For details concerning the nature of the Company's securities, please refer to Note 10 "Capital Stock" of the notes to the Company's audited consolidated financial statements for the year ended July 31, 2001 contained in the Company's 2001 Annual Report.

Options

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options as at April 30, 2002 were exercised:

| | Number of Shares |
|---|---|
| Class A Subordinate Voting Shares outstanding as at April 30, 2002 | 15,194,379 |
| Class B Shares outstanding as at April 30, 2002 | 14,223,900 |
| Options to purchase Class A Subordinate Voting Shares | 1,281,400 |
| | 30,699,679 |

The maximum number of shares reserved to be issued for stock options is 3,000,000 Class A Subordinate Voting Shares. The number of reserved but unoptioned shares as at April 30, 2002 is 44,500.

6. Related Party Transactions

The Company completed transactions with Magna, the Company's controlling shareholder, and other companies under Magna's control as follows:

| | Three Months Ended April 30 | | Nine Months Ended April 30 | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| | [Canadian dollars in thousands] | | | |
| Sales [i] | $ 5,430 | $ 5,826 | $ 16,569 | $ 13,558 |
| Purchases of materials and services [i] | $ 1,200 | $ 1,821 | $ 4,155 | $ 5,199 |
| Rental of manufacturing facilities | $ 330 | $ 225 | $ 1,016 | $ 662 |
| Affiliation fee [ii] | $ 3,596 | $ 3,134 | $ 9,943 | $ 8,977 |
| Social fee [ii] | $ 571 | $ 517 | $ 1,417 | $ 1,478 |
| Other specific charges [ii] | $ 475 | $ 163 | $ 2,325 | $ 469 |
| Interest [ii] | $ 7 | $ - | $ 17 | $ - |
| Construction management fees [iii (b)] | $ 2,000 | $ - | $ 2,226 | $ - |

The outstanding balances related to these transactions included in the financial statements at the end of the period are as follows:

| | April 30, 2002 | July 31, 2001 |
|---|---|---|
| | [Canadian dollars in thousands] | |
| Accounts receivable [i] | $ 3,723 | $ 3,078 |
| Accounts payable [i] | $ 4,620 | $ 1,369 |

[i] Sales to and purchases from Magna and the resulting accounts receivable and payable balances are typically effected on normal commercial terms.

[ii] The Company is party to an affiliation agreement and other arrangements with Magna that provide for the payment by the Company of an affiliation fee and certain other negotiated charges in exchange for, among other things, Magna granting the Company a non-exclusive world-wide license to use certain Magna trademarks, and Magna providing certain management and administrative services (including, among other things, utilization of Magna's foreign exchange forward credit facilities, if available) to the Company. The affiliation fee is computed solely as a specified percentage of consolidated net sales of the Company. The current affiliation agreement came into effect for a five-year term commencing August 1, 1997. Additionally, under the terms of a social fee agreement, the Company pays Magna a fee based on a specified percentage of pretax profits. This social fee represents a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies including the Company.

Other specific charges are negotiated annually and are based on the level of benefits or services provided by Magna to the Company, which include, but are not limited to: information technology (WAN infrastructure and support services), human resource services, (including administration of the Employee Equity Participation Plan), foreign marketing services, finance, treasury and legal support, management and technology training and an allocated share of the facility and overhead costs dedicated to providing these services. Earlier in the year, the Company recorded a $1.3 million reimbursement of additional costs billed by Magna for other specific services described above, that had been provided to the Company in respect of calendar 2001.

[iii] Other Transactions:

a) Due to the previously announced abandonment of the proposed merger of Tesma and the Magna Steyr Group, costs approximating $1.1 million (net of a $2.0 million recovery from Magna pursuant to the merger agreement between the Company and Magna) that had been incurred specifically for the merger transaction were expensed by the Company in the second quarter as part of selling, general and administrative costs.

b) During the year, the Company embarked on or completed various real estate projects, including the construction of a new transmission components manufacturing facility, expansions at three other manufacturing facilities and the construction of a new corporate office, which were all sourced through a wholly owned subsidiary of Magna. To date, total costs approximating $22.3 million have been billed by this subsidiary for these projects, of which $20.1 million was billed on a cost recovery basis and $2.2 million was billed as construction management fees (including carrying charges).

c) Outstanding at April 30, 2002 (July 31, 2001 - $nil) is approximately $0.6 million loaned to the Vice Chairman and CEO of the Company. The loan is subject to interest at 4% per annum and is due on December 31, 2002 or earlier in certain circumstances.

d) During the quarter, the Company purchased $0.2 million (April 30, 2001 - $0.1 million) of products and services from, and sold $0.1 million (April 30, 2001 - $0.1 million) of products and services to, a company owned by the Vice Chairman and CEO of the Company. During the nine months ended April 30, 2002, the purchases and sales were $0.5 million (April 30, 2001 - $0.3 million) and $0.3 million (April 30, 2001 - $0.2 million), respectively.

---

*OFFICERS*

*Manfred Gingl*
Vice Chairman & Chief Executive Officer

*Anthony E. Dobranowski*
President & Chief Financial Officer

*Pasquale Cerullo*
Executive Vice President, Sales, Marketing & Corporate Development

*Paul Manners*
Executive Vice President & Chief Operating Officer

*James L. Moulds*
Vice President, Finance & Controller

*Stefan T. Proniuk*
Vice President, Secretary & General Counsel

*STOCK LISTINGS*

Class A Subordinate Voting Shares
The Toronto Stock Exchange - TSM.A
NASDAQ - TSMA

*TRANSFER AGENTS AND REGISTRARS*

Class A Subordinate Voting Shares
Canada: Computershare Trust Company of Canada, Toronto
United States: Computershare Trust Company, New York

*INVESTOR INFORMATION*

Registered shareholders of the Company and non-registered shareholders on our supplementary mailing list automatically receive Tesma's Annual and Quarterly Reports. If you wish to be placed on our supplementary mailing list, please contact:

Lynn Riley, Manager Investor Relations
*Telephone: 905 417-2160*
*Facsimile: 905 417-2148*
*e-mail:* lynn.riley@tesma.com

For additional information regarding the Company, please contact:

Anthony E. Dobranowski,
President & Chief Financial Officer
*Telephone: 905 417-2155*
*Facsimile: 905 417-2148*
*e-mail:* tony.dobranowski@tesma.com

*CORPORATE OFFICE LOCATION*
1000 Tesma Way, Concord, Ontario, L4K 5R8
Telephone: 905 417-2100 Facsimile: 905 417-2101
www.tesma.com